

March 28, 2013

Via E-mail
Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

      Re: Prime Acquisition Corp.
              Schedule TO-I
              Filed February 26, 2013
              File No. 005-86162

Dear Mr. Caruso:

We have reviewed your letter dated March 28, 2013 responding to our oral comments provided to you on March 27, 2013 regarding the above filing and Exchange Act Rule 13e-3. While the staff of the Division of Corporation Finance will not undertake any further examination at this time of the applicability of Rule 13e-3 to Prime Acquisition's tender offer, please note that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

              Sincerely,

              /s/ Perry Hindin

              Perry Hindin
              Special Counsel
              Office of Mergers and Acquisitions